Exhibit 99.1

Golden Queen CONFIRMS SPECIAL MEETING IN CONNECTION WITH

PROPOSED PLAN OF ARRANGEMENT WITH FALCO RESOURCES AND ANNOUNCES

UPDATED DEAL TERMS

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE

UNITED STATES

VANCOUVER, British Columbia – March 19, 2020 - Golden Queen Mining Consolidated Ltd. (NEX:GQM.H; OTCQB:GQMND) (the “Company” or “Golden Queen”) confirmed today that its special meeting of shareholders (the “Special Meeting”) to be held in connection with the previously announced proposed plan of arrangement with Falco Resources Ltd. will proceed as planned on Tuesday, March 24, 2020 at 10:00 a.m. (PST) at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia.

Furthermore, in light of the significant changes in market conditions since the date of entering into the definitive agreement, the Company announces that it has agreed with Falco Resources Ltd. (“Falco”) to amend the ratio for the transaction from 1.18 to 1.35 Falco shares for each Golden Queen share.

Guy Le Bel, CEO and CFO of Golden Queen, stated: “In light of the unprecedented and uncertain circumstances surrounding the COVID-19 outbreak, we encourage shareholders to complete and return their proxies for the Special Meeting so your voice can be heard at the meeting. Given the need for social distancing in the face of COVID-19, members of the board and management will not be attending the meeting in person, but will participate via teleconference.”

Given the need for risk management in respect of the COVID-19 virus, anyone who was planning to attend the Special Meeting is asked to advise Brenda Dayton, Senior Vice President, Corporate Affairs at bdayton@goldenqueen.com. In order to ensure the health and safety of all attendees, Golden Queen and Blakes as host of the Special Meeting will reserve the right to restrict access to the Special Meeting depending on best available information, and make such arrangements as are deemed prudent or necessary under the circumstances.

The deadline for returning proxies for the Special Meeting is Friday, March 20, 2020 at 10:00 am (PST). Voting results for the proposed plan of arrangement considered by shareholders of Golden Queen will be announced after the Special Meeting and available on SEDAR.

For further information, please contact:

Brenda Dayton

Senior Vice President, Corporate Affairs

Telephone: 604.417.7952

Email: bdayton@goldenqueen.com